

October 18, 2010

Adam C. Derbyshire
Executive Vice President, Chief Financial Officer
Salix Pharmaceuticals, Ltd.
1700 Perimeter Park Drive
Morrisville, North Carolina 27560

Re: **Salix Pharmaceuticals, Ltd.**
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Filed March 9, 2010
        Proxy Statement on Schedule 14A
        Filed April 30, 2010
        File Number: 000-23265

Dear Mr. Derbyshire:

        We have reviewed your response letter dated August 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 22

1. We note that in response to our prior comment 9 you have proposed disclosure regarding the corporate goals used in determining base salary increases. Please expand your discussion to quantify the net sales and earnings goals and sales goals for key products, rather than referring to publicly announced guidance.

Long-Term Equity Incentives, page 23

2. We note your disclosure that, "The actual potential bonus amounts for executive officers are set by the Compensation Committee as described above under 'Annual Cash Incentive Payments.'" However, this discussion does not disclose the potential bonus amounts for each executive officer. Please expand your disclosure to include the

potential annual cash bonus amounts and the multiplier applied to each named executive officer's target bonus based on their position within the organization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director